Exhibit 12

Ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends

Our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends are calculated in accordance with SEC requirements and computed by dividing earnings by fixed charges and earnings by preferred stock dividend requirements. For purposes of computing these ratios, earnings consist of net income before extraordinary items plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, consist of interest expense on borrowings and one-third of our rental expense, which we deem to represent interest. Preferred share dividend requirements represent the amount of pre-tax income required to pay the dividends on preferred shares. We redeemed the Fixed-Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, on May 27, 2009, and there was no preferred stock issued and outstanding in 2010. We issued Noncumulative Perpetual Preferred Stock, Series B, par value $0.01 per share, on December 14, 2011, but did not declare any dividends in 2011. Therefore, the ratio of earnings to combined fixed charges and preferred share dividends is identical to the ratio of earnings to fixed charges for the years ended December 31, 2011 and 2010. Our consolidated ratios for the periods indicated are as follows (amounts in millions):

	Six months ended June 30,		Years ended December 31,
	2014	2013	2013	2012	2011	2010	2009

Earnings:
Income before taxes	$160	$202	$423	$239	$262	$212	$120
Fixed charges	65	64	128	162	195	154	129
Earnings, including interest on deposits	224	266	550	401	458	366	249
Less interest on deposits	25	27	53	67	83	71	74
Earnings, excluding interest on deposits	$199	$239	$497	$335	$374	$295	$175

Fixed charges:
Interest on deposits	$25	$27	$53	$67	$83	$71	$74
Interest on borrowings	34	31	64	86	101	77	53
Estimated interest component of rent expense	6	6	11	9	11	6	2
Fixed charges, including interest on deposits	65	64	128	162	195	154	129
Less interest on deposits	25	27	53	67	83	71	74
Fixed charges, excluding interest on deposits	39	36	75	95	112	83	55
Preferred stock dividend requirements	25	24	49	45	—	—	20
Combined fixed charges and preferred stock dividend requirements	$64	$61	$124	$140	$112	$83	$75

Ratio of earnings to fixed charges:
Excluding interest on deposits	5.06	6.56	6.67	3.51	3.34	3.57	3.18
Including interest on deposits	3.46	4.18	4.31	2.48	2.34	2.38	1.93

Ratio of earnings to combined fixed charges and preferred stock dividend requirements:
Excluding interest on deposits	2.73	3.52	3.63	2.06	3.34	3.57	2.06
Including interest on deposits	2.24	2.74	2.84	1.72	2.34	2.38	1.54